[GENERAL MILLS LETTERHEAD]

Donal L. Mulligan

Executive Vice President and Chief Financial Officer

Telephone:  (763) 293-2158

Facsimile:  (763) 764-4505

May 23, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C.  20549-7010

Re:                               General Mills, Inc.

Form 10-K for Fiscal Year Ended May 29, 2011

Response Letter Dated April 30, 2012

Filed July 8, 2011

File No. 1-01185

Dear Mr. Horowitz:

We are writing in response to the comments we received from you by letter dated April 30, 2012 regarding the above-referenced filing of General Mills, Inc. (the “Company,” “we” or “General Mills”).  For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for Fiscal Year Ended May 29, 2011

Notes to Consolidated Financial Statement

Note 12 — Business Segment and Geographic Information, page 78

1.                                      We note your response to comment 2 in our letter dated February 29, 2012.  Please further clarify for us why you do not believe the reporting units included in your U.S. Retail and International operations represent operating segments as defined in FASB ASC 280-10-50-1.  Your response should address, but not necessarily be limited to, the following:

•                  Your response states that your CFO develops a recommendation for performance expectations and resource allocations at the segment level which is used by your CEO.  Describe this process for us in greater detail.

Response

We have determined that our Chief Executive Officer (CEO), Kendall J. Powell, is our Chief Operating Decision Maker (CODM) in accordance with ASC 280-10-50-5.  Our process for setting segment performance expectations and resource allocations begins in the second quarter of the previous fiscal year. At that time, the long range strategy of the company and related financial objectives are reviewed and revised as necessary by our CODM in conjunction with the Board of Directors and the Long Range Plan (LRP) is then developed.  The first year of the LRP forms the basis for annual performance targets, investment spending, and capital resource allocations in preparation for the annual plan for the next fiscal year (“Spring Plan” or “SP”).

Our CFO takes the LRP and with the aid of the Controller’s Group translates it into the outline of an annual operating plan for the coming fiscal year that delivers on the long range financial targets and provides sufficient resources to each segment to execute their strategies. There are inputs that can and do change from the LRP, such as commodity inflation, and expected category growth and thus this process highlights the need for possible strategic tradeoffs and/or resource changes to each segment versus those set forth in the LRP.  Our CFO summarizes the changes in the operating environment and presents the information to our CODM, along with a recommendation that he feels best accomplishes the LRP goals.  Our CODM uses this information in setting operating targets and resource allocations for the segments.  This is referred to internally as the “Key Drivers” process and is described in Exhibit 1 in more detail. Our CODM may then discuss the various tradeoffs with the individual COOs to gather more information and perspective, and then make his decisions on plan targets.

•                  Additionally, considering your CFO’s involvement in this process, please explain how you determined that your CFO and CEO do not together constitute a group comprising the chief operating decision maker (“CODM”) function as described in FASB ASC 280-10-50-5.

Response

ASC 280-10-50-5 states “The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group…”  A group CODM suggests that the members constituting the group each have a say in arriving at a decision and/or the unilateral authority to make decisions on behalf of the group.  Our CEO has sole authority to set segment performance targets and resource allocations. Our CFO’s role is to provide informed recommendations for our CODM’s consideration, but does not have authorization to make the segment level target and resource allocation decisions and is thus not a co-CODM.

•                  Your response states that unit managers are not routinely invited to attend the quarterly meetings with the CODM and each of the COOs.  Please tell us how often the CODM has communicated with one or more unit manager regarding operating performance since May 29, 2011, and describe the nature of these communications.

Response

Our unit managers do not have regular communications with our CODM regarding the operating performance of their respective businesses.  Since May 29, 2011, our CODM has not met individually with any unit manager to discuss operating performance.

Our CODM has attended a total of eleven meetings since May 29, 2011 at which both a segment COO and a unit manager were present and where the reporting unit’s operating performance was discussed with a broader team of company officers.  The purpose of these meetings was to allow the COO to discuss operating performance and issues requiring broader communication and coordination within the organization.  As an example, discussion of capacity and production issues experienced by a reporting unit would include senior leadership from our supply chain and finance organizations.  Our CODM does not make any reporting unit level operating or resource allocation decisions based on these meetings.

•                  Your response states that the COOs of each segment you have identified are responsible for resource allocations and determination of performance targets across their operating segment at the unit level.  Your response also states that the COOs meet with your CEO to review performance which includes discussing the primary drivers of segment performance and the resource allocation decisions the COOs have made.  Please provide us with additional detail regarding the nature of these meetings (e.g., the types of decisions that are made, the process in place to address items that require specific actions or follow-up, etc.).  In addition, please tell us whether your CEO approves resource allocation decisions and performance target determinations made by your COOs.

Response

Our CODM meets quarterly with each COO individually to review their segment’s Business Review report.  The nature of these meetings are general segment business reviews and examples of these reports were included with our previous response.  Performance of the segment to-date is discussed, as well as the outlook for the balance of the annual plan period.  As we get closer to the next fiscal year the discussion may also include indications of how the business is performing versus the LRP expectations for the upcoming year, and if any trend changes are occurring.

Examples of decisions that may be made by our CODM during these meetings include:

•                  changes to a performance target expectation for a segment in the event business conditions have changed;

•                  changes to a segment’s capital allocation to accommodate a needed investment that was not planned or approve a major action by the segment such as a restructuring.

These types of decisions may require our CODM to modify other segment targets and resource allocations, or consider changing investor guidance if the change is material.

Decisions regarding resource allocations and performance targets that are made between reporting units within the segment are made by the segment’s COO.  A major change in performance or strategy between reporting units may be discussed in these meetings for informational purposes but are not presented for decision or approval by our CODM. For example, a COO may inform the CODM of a delayed project start in one reporting unit and that the COO has decided to shift the capital resource to another project in a different reporting unit.  Our CODM does not approve resource allocation decisions and performance target determinations made by the COO at the reporting unit level.

Our CODM may ask a COO for follow up resulting from these meetings.  In these cases our CODM and the segment COO may schedule a separate meeting to review plans for executing on our CODM’s decisions or to discuss the potential business impact of changes to resource allocations or adjustments to expense budgets.

•                  Your response states that each COO is the primary contact for discussing all segment budgets, plans, and operating results.  Please describe for us more fully the processes through which capital and operating budgets are developed, reviewed and approved.  With your response, please describe your CODM’s involvement in the budget process and identify the personnel with whom your CODM interacts.  Additionally, describe the process through which your budgets are evaluated against actual operating results.

Response

Please see Exhibit 1 for a description of the processes through which capital and operating budgets are developed, reviewed and approved; our CODM’s involvement in the budget process; the personnel with whom he interacts; and the process through which our budgets are evaluated against actual operating results.

•                  Your response states that your CODM does not use information provided below the operating segment level to make resource allocation decisions.  Please tell us how your CODM makes decisions about resource allocation and performance assessment without considering this information.  For example, identify the primary metrics used by your CODM and tell us how those metrics factor into his decision-making process.

Response

Our CODM begins his performance assessment process with his review of the Management Team Package as an overall review of the Company’s to-date and projected performance for the year.  The key metrics used by our CODM in assessing performance include volume, net sales, gross margin, segment operating profit, and EPS. Each of these metrics are evaluated at the total company and segment level (excluding EPS), and are compared against the SP and also against the prior year.

In the Management Team Package, the Controller’s Group provides the formal “bottoms up” estimate of quarterly and full year results and a perspective on the risks in those estimates.  These risks relate to each segment’s projected profit performance as well as other items which impact EPS such as interest and tax rates. This information is also reviewed at the monthly management team meeting as described in Exhibit 1. The COOs provide their perspectives on their segment performance and may provide some context on the drivers of any performance deviations versus expectations, which may involve a brief discussion of issues facing a particular reporting unit and its impact on the segment. As described above, our CODM also meets with each COO during each quarter and discusses performance of their segments.

Our CODM uses all of this information to determine if any shifting of performance targets or capital allocations should occur between the segments, or if the Company’s overall performance expectations need to be modified.  He may communicate these shifts in the monthly meeting with the COOs and functional heads or direct our CFO or Controller’s Group to execute the communication on his behalf.

2.               Comment 2 in our letter dated February 29, 2012 requested copies of the reports or information for the year ended May 29, 2011.  However, we note that the reports you provided appear to be monthly reports from February 2011 and quarterly reports from the third fiscal quarter of 2011.  Please explain to us the reason why reports were provided for this different period.  Also, please confirm for us that, except for changes in the specific amounts reported, the form and content of the reports you have provided are the same as for the corresponding reports as of May 29, 2011.  If that is not the case, provide us with copies of the reports provided to your CODM and board of directors from May 29, 2011.

Response

As the Staff has noted, in our previous response we provided examples of reports from our third quarter of fiscal 2011.  We wanted to provide information that was most responsive to your questions, thus the selection of our third quarter reports. The format and content of the reports provided with our previous response are consistent with the documents used to evaluate performance and make resource allocations throughout the fiscal year. The year-end documents

(which would have been prepared and presented in June and early July) tend to be less focused on quarterly operating results and decisions for the year just completed, and either summarize the annual results or include discussions on the fiscal 2012 plan. This applies primarily to the quarterly Business Review reports from the segments, and also the “Board Notes.”  At year-end the Board Notes are replaced with fiscal year Accomplishment Letters which summarize the results for the year rather than the more detailed discussions of operating trends seen in the third quarter reports.

We have included in Exhibits 2 - 6 a set of the equivalent documents for the time period most closely corresponding to the fiscal year-end.  Dates may vary from May 29, 2011 depending on the timing of the meetings.

In response to the Staff’s comments, we have provided several exhibits to this letter that contain supplemental information.  We hereby request confidential treatment of the contents of these materials pursuant to 17 C.F.R. § 200.83 under the Freedom of Information Act.  In addition, we request that this supplemental information be returned to us upon completion of the Staff’s review under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and 17 C.F.R. § 230.418(b).

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments.  If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Donal L. Mulligan

Donal L. Mulligan
Executive Vice President and Chief Financial Officer

[enclosures]

cc:	Ms. Sandy Eisen
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors,
General Mills, Inc.
KPMG LLP